Exhibit 99.1

TSX:   JE.
NYSE: JE.

●	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

TO ANNOUNCE SECOND QUARTER FISCAL 2015 RESULTS

TORONTO, ONTARIO – November 3, 2014 – Just Energy Group Inc. announced today that it will release operating results for fiscal 2015 second quarter on November 13, 2014.  The Company will host a conference call and live webcast to review the second quarter results beginning at 2:00 p.m. eastern standard time on November 13, 2014 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast
• Thursday November 13, 2014
• 2:00 p.m. EST

Those who wish to participate in the conference call may do so by dialing 1 866 229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=878972&s=1&k=3E40F17182BCD2ADF358695F81CA0C92

For those unable to attend an audio tape rebroadcast will be available starting at 5:00 p.m. EST November 13, 2014 until November 21, 2014 at midnight.  To access the rebroadcast please dial 1 888 843-7419 and enter the participant code 5662147#.  The webcast will be available until February 13, 2015.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services and Tara Energy.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
(713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com